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                             July 29, 2022

       Alice Chang
       Chief Executive Officer
       Perfect Corp.
       14F, No. 98 Minquan Road
       Xindian District
       New Taipei City 231, Taiwan

                                                        Re: Perfect Corp.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed July 8, 2022
                                                            File No. 333-263841

       Dear Ms. Chang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-4

       Risk Factors
       We have minted and may further mint NFTs..., page 78

   1. We note the statements in the risk factor on page 78 that the legal test for determining whether a particular
crypto asset is a security    evolves over time    and that the    SEC   s
                                                        views in this area have
evolved over time and it is difficult to predict the direction or timing of any
continuing evolution.    Please remove these statements as the legal tests are
                                                        well-established by
U.S. Supreme Court case law and the Commission and staff have issued reports, orders,
and statements that provide guidance on when a crypto asset may be a security for
purposes of the U.S. federal securities laws.
 Alice Chang
Perfect Corp.
July 29, 2022
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting the Results of Operations
Our ability to monetize our services, page 237

2. Please further revise to clarify that the 65.4% of total revenue in 2021 is the percentage of brand revenue to total revenue. Also, disclose the percentage of revenue generated by
         Key Customers, percentage of revenue from brands generated by key customers, and percentage of brand revenue to total revenue for each period presented, to add context to the discussion.
3. We note in response to prior comment 11 you indicate the percentages of revenue from non-Key Customer brands, consumers subscribing for premium value-added functions in your mobile apps, and advertisement network service providers. Please revise your disclosures here to include these percentages for each period presented.
         Further, disclose the MAUs used to monitor the mobile app subscription business and tell us your consideration for disclosing the number of subscriptions for each period. Also, consider providing the information requested here and in the comment above in a table for easier reference and comparison.
Notes to Unaudited Condensed Financial Statements
Note 8 Subsequent Events, page F-38

4.       Please revise to disclose the June 2022 Note as described on page 188.
General

5.     We note your response to comment 10 and have the following comments:
           Please describe in greater detail how the NFTs operate (i.e., how do consumers use
           them) and the use case for the NFTs in the context of a    virtual
try-on    for fashion
           and beauty products. Please also explain why you refer to these products as NFTs when they appear to be fungible given the quantities of each that are minted.
           Please supplementally provide us with a more detailed description of the subscription service you intend to offer when you deploy the SaaS module. Please also explain to
FirstName LastNameAlice
           us how you willChang
                            operate this service to ensure that NFTs minted
through the module
Comapany will
           NamePerfect   Corp. and, therefore, that you are not facilitating,
or causing you to
                not be securities
           engage
July 29, 2022 Page in,
                    2 transactions in unregistered securities.
FirstName LastName
 Alice Chang
FirstName  LastNameAlice Chang
Perfect Corp.
Comapany
July       NamePerfect Corp.
     29, 2022
July 29,
Page  3 2022 Page 3
FirstName LastName
        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology